UNDERWRITING AGREEMENT

Schedule A

Funds to be serviced under this Agreement

as of July 25, 2012

Fund Name	Board Approval Date
Amerigo Fund (Class C and Class N)	6/23/2003
Clermont Fund (Class N)	6/23/2003
Select Allocation Fund (Class N)	9/23/2005
Descartes Fund (Class N)	12/19/2005
Liahona Fund (Class N)	12/19/2005
Select Appreciation Fund (Class N)	08/05/2009
Enhanced Income Fund (Class N)	08/05/2009
Flexible Income Fund (Class N)	08/05/2009
Shelter Fund (Class N)	09/25/2009
Milestone Treasury Obligations Fund	09/23/2011

The parties hereto agree that this Schedule A shall supersede and replace the existing Schedule A to the Underwriting Agreement effective as of the 25th day of July 2012.

ADVISORONE FUNDS

NORTHEN LIGHTS DISTRIBUTORS, LLC

By: /s/ Todd Clarke

By:  /s/ Brian Nielsen

Todd Clarke, President

Brian Nielsen, President